THE DAVEY 401KSOP AND ESOP

Financial   Statements  for  the  Years  Ended  December  31,  1998  and   1997;
Supplemental Schedules for the Year Ended December 31, 1998, and Independent Auditors' Report



THE DAVEY 401KSOP AND ESOP

TABLE OF CONTENTS
--------------------------------------------------------------------------------
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                                                        PAGE
                                                        ----

INDEPENDENT AUDITORS' REPORT                             1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998
 AND 1997 AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits      2-3

  Statements of Changes in Net Assets Available
   for Benefits                                        4-5

  Notes to Financial Statements                        6-8

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998:

  Item 27a - Schedule of Assets Held for
   Investment Purposes                                   9

  Item 27d - Schedule of Reportable Transactions        10
                       [DELOITTE & TOUCHE LLP LETTERHEAD]




INDEPENDENT AUDITORS' REPORT


To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) schedule of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Cleveland, Ohio
June 18, 1999

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------
----

                                                     SUPPLEMENTAL INFORMATION BY FUND
                                                     --------------------------------
                                                    NON-PARTICIPANT
                                                        DIRECTED
                                                     --------------
                                                      THE DAVEY TREE      TOTAL
                                                      EXPERT COMPANY   PARTICIPANT
                                         TOTAL          STOCK FUND       DIRECTED
                                         -----        --------------   ------------

ASSETS:
 Investments, at fair value:
  Common stock                        $ 47,639,232     $ 47,101,888     $  537,344
  Registered investment companies        1,621,143                       1,621,143
  Collective funds                       1,382,597          391,118        991,479
                                    --------------  ---------------   ------------

   Total investments                    50,642,972       47,493,006      3,149,966

 Receivables:
  Employer's contribution                  450,144          450,144
  Interest receivable                        1,163            1,163
                                    --------------  ---------------   ------------

   Total receivables                       451,307          451,307
                                    --------------  ---------------   ------------

NET ASSETS AVAILABLE
 FOR BENEFITS                         $ 51,094,279     $ 47,944,313     $3,149,966
                                    ==============  ===============   ============

See notes to financial statements.







                        SUPPLEMENTAL INFORMATION BY FUND
     -----------------------------------------------------------------------
               --------------------------------------------------

                              PARTICIPANT DIRECTED
     -----------------------------------------------------------------------
               --------------------------------------------------

    PRISM MONEY      VICTORY       EB EQUITY       FRANKLIN                     TEMPLETON    THE DAVEY TREE
       MARKET      INTERMEDIATE      INDEX        SMALL CAP        MUTUAL         GROWTH     EXPERT COMPANY
        FUND       INCOME FUND        FUND       GROWTH FUND   DISCOVERY FUND      FUND        STOCK FUND
   -------------   ------------  -------------   ------------  -------------- -------------  --------------




                                                                                               $  537,344
                    $  184,594                    $  577,975     $  385,524     $  473,050
     $  193,158                    $  765,842                                                      32,479
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

        193,158        184,594        765,842        577,975        385,524        473,050        569,823




   ------------   ------------   ------------   ------------   ------------   ------------   ------------


   ------------   ------------   ------------   ------------   ------------   ------------   ------------


     $  193,158     $  184,594     $  765,842     $  577,975     $  385,524     $  473,050     $  569,823
   ============   ============   ============   ============   ============   ============   ============



THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------
----



                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                       --------------------------------
                                                        NON-PARTICIPANT
                                                           DIRECTED
                                                       ---------------
                                                        THE DAVEY TREE     TOTAL
                                                        EXPERT COMPANY  PARTICIPANT
                                             TOTAL        STOCK FUND      DIRECTED
                                        --------------- --------------  ------------

ASSETS:

 Investments, at fair value:
  Common stock                            $41,450,438    $41,231,097     $ 219,341
  Registered investment companies             749,730                      749,730
  Collective funds                            780,405        376,785       403,620
                                        ------------- --------------   -----------

   Total investments                       42,980,573     41,607,882     1,372,691

 Receivables:
  Employer's contribution                     404,472        404,472
  Participants' contributions                  47,763                       47,763
  Interest receivable                           1,448          1,448
                                        ------------- --------------   -----------

   Total receivables                          453,683        405,920        47,763
                                        ------------- --------------   -----------

NET ASSETS AVAILABLE
 FOR BENEFITS                             $43,434,256    $42,013,802     $1,420,454
                                       ============== ==============   ===========


See notes to financial statements.







                        SUPPLEMENTAL INFORMATION BY FUND
     -----------------------------------------------------------------------
               --------------------------------------------------

                              PARTICIPANT DIRECTED
     -----------------------------------------------------------------------
               --------------------------------------------------
    PRISM MONEY      VICTORY       EB EQUITY      FRANKLIN                      TEMPLETON    THE DAVEY TREE
       MARKET      INTERMEDIATE      INDEX       SMALL CAP         MUTUAL         GROWTH     EXPERT COMPANY
        FUND       INCOME FUND        FUND      GROWTH FUND    DISCOVERY FUND      FUND        STOCK FUND
    ------------   ------------   ------------  ------------   --------------   ----------   --------------




                                                                                               $  219,341
                    $   87,796                    $  252,225     $  187,203     $  222,506
     $   90,435                    $  289,982                                                      23,203
    ------------   ------------   ------------  ------------   --------------   ----------   --------------

         90,435         87,796        289,982        252,225        187,203        222,506        242,544



          2,371          2,410         10,234          9,850          6,890          8,676          7,332

    ------------   ------------   ------------  ------------   --------------   ----------   --------------

          2,371          2,410         10,234          9,850          6,890          8,676          7,332
    ------------   ------------   ------------  ------------   --------------   ----------   --------------


     $   92,806     $   90,206     $  300,216     $  262,075     $  194,093     $  231,182     $  249,876
    ============  =============  =============   ============   ============   ============   ============



THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
----




                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                       --------------------------------
                                                        NON-PARTICIPANT
                                                           DIRECTED
                                                       ---------------
                                                        THE DAVEY TREE     TOTAL
                                                        EXPERT COMPANY  PARTICIPANT
                                             TOTAL        STOCK FUND      DIRECTED
                                        --------------- --------------  ------------

ADDITIONS:
 Participant contributions                $   1,522,723                  $1,522,723
 Employer contributions - common shares         450,144   $   450,144
 Net appreciation (depreciation) in fair
  value of investments                        8,959,219     8,818,019       141,200
 Dividend and interest income                   705,676       608,045        97,631
                                        --------------- -------------  ------------

  Total additions                            11,637,762     9,876,208     1,761,554
                                        --------------- -------------  ------------

DEDUCTIONS:
 Distributions to participants:
  Cash                                        3,334,526     3,303,593        30,933
  Common shares                                 581,495       581,495
 Administrative expenses                         61,718        60,609         1,109
                                        --------------- -------------  ------------

  Total deductions                            3,977,739     3,945,697        32,042
                                        --------------- -------------  ------------

TRANSFERS BETWEEN FUNDS - NET
                                        --------------- -------------  ------------

NET ADDITIONS                                 7,660,023     5,930,511     1,729,512

NET ASSETS AVAILABLE FOR BENEFITS:

 Beginning of year                           43,434,256    42,013,802     1,420,454
                                        --------------- -------------  ------------

 End of year                              $  51,094,279   $47,944,313    $3,149,966
                                        =============================  ============

See notes to financial statements.










                        SUPPLEMENTAL INFORMATION BY FUND
     -----------------------------------------------------------------------
               --------------------------------------------------

                              PARTICIPANT DIRECTED
     -----------------------------------------------------------------------
               --------------------------------------------------
    PRISM MONEY      VICTORY       EB EQUITY      FRANKLIN                      TEMPLETON    THE DAVEY TREE
       MARKET      INTERMEDIATE      INDEX       SMALL CAP         MUTUAL         GROWTH     EXPERT COMPANY
        FUND       INCOME FUND        FUND      GROWTH FUND    DISCOVERY FUND      FUND        STOCK FUND
    ------------   ------------   ------------  ------------   --------------   ----------   --------------


     $   78,783     $   82,450     $  331,815     $  310,277     $  219,907     $  262,064     $  237,427


          6,741          1,871        130,339          8,711       (37,624)       (64,450)         95,612
              4          7,203             16          7,904         23,463         53,242          5,799
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

         85,528         91,524        462,170        326,892        205,746        250,856        338,838
   ------------   ------------   ------------   ------------   ------------   ------------   ------------



          1,631          2,326          7,338          6,474          1,554          5,791          5,819

             24             24             89             67             49             61            795
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

          1,655          2,350          7,427          6,541          1,603          5,852          6,614
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

         16,479          5,214         10,883        (4,451)       (12,712)        (3,136)       (12,277)
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

        100,352         94,388        465,626        315,900        191,431        241,868        319,947



         92,806         90,206        300,216        262,075        194,093        231,182        249,876
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

     $  193,158     $  184,594     $  765,842     $  577,975     $  385,524     $  473,050     $  569,823
   ============   ============   ============   ============   ============   ============   ============


THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------
----





                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                       --------------------------------
                                                        NON-PARTICIPANT
                                                           DIRECTED
                                                       ---------------
                                                        THE DAVEY TREE     TOTAL
                                                        EXPERT COMPANY  PARTICIPANT
                                             TOTAL        STOCK FUND      DIRECTED
                                        --------------- --------------  ------------

ADDITIONS:
 Participant contributions                $   1,323,529                  $1,323,529
 Employer contributions - common shares         404,472   $   404,472
 Net appreciation (depreciation) in fair
  value of investments                       12,535,387    12,496,367        39,020
 Dividend and interest income                   616,208       557,760        58,448
                                        --------------- -------------  ------------

  Total additions                            14,879,596    13,458,599     1,420,997
                                        --------------- -------------  ------------

DEDUCTIONS:
 Distributions to participants:
  Cash                                        1,117,208     1,117,208
  Common shares                                  10,373        10,373
 Administrative expenses                         43,969        43,426           543
                                        --------------- -------------  ------------

  Total deductions                            1,171,550     1,171,007           543
                                        --------------- -------------  ------------

TRANSFERS BETWEEN FUNDS - NET
                                        --------------- -------------  ------------

NET ADDITIONS                                13,708,046    12,287,592     1,420,454

NET ASSETS AVAILABLE FOR BENEFITS:

 Beginning of year                           29,726,210    29,726,210
                                        --------------- -------------  ------------

 End of year                              $  43,434,256   $42,013,802    $1,420,454
                                        =============================  ============

See notes to financial statements.










                        SUPPLEMENTAL INFORMATION BY FUND
     -----------------------------------------------------------------------
               --------------------------------------------------

                              PARTICIPANT DIRECTED
     -----------------------------------------------------------------------
               --------------------------------------------------
    PRISM MONEY      VICTORY       EB EQUITY      FRANKLIN                      TEMPLETON    THE DAVEY TREE
       MARKET      INTERMEDIATE      INDEX       SMALL CAP         MUTUAL         GROWTH     EXPERT COMPANY
        FUND       INCOME FUND        FUND      GROWTH FUND    DISCOVERY FUND      FUND        STOCK FUND
    ------------   ------------   ------------  ------------   --------------   ----------   --------------


    $    91,170     $   88,208     $  279,947     $  251,707     $  183,698     $  229,103     $  199,696


          1,652            618         20,718        (1,540)        (7,758)       (24,539)         49,869
             54          2,038            221         10,319         17,061         26,528          2,227
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

         92,876         90,864        300,886        260,486        193,001        231,092        251,792
   ------------   ------------   ------------   ------------   ------------   ------------   ------------





                                                                                                      543
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

                                                                                                      543
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

           (70)          (658)          (670)          1,589          1,092             90        (1,373)
   ------------   ------------   ------------   ------------   ------------   ------------   ------------

         92,806         90,206        300,216        262,075        194,093        231,182        249,876




   ------------   ------------   ------------   ------------   ------------   ------------   ------------

    $    92,806     $   90,206     $  300,216     $  262,075     $  194,093     $  231,182     $  249,876
  =============   ============   ============   ============   ============   ============   ============


THE DAVEY 401KSOP AND ESOP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
----


1.   DESCRIPTION OF THE PLAN

  The following brief description of The Davey 401KSOP and ESOP (the "Plan")
  (formerly The Davey Tree Company Employee Stock Ownership Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  GENERAL - On March 15, 1979, The Davey Tree Expert Company (the "Employer" or
  "Company") consummated a plan which transferred control of the Employer to its employees through an Employee Stock Ownership Plan (the "ESOP"). At
  December 31, 1996, all of the 2,880,000 shares sold to the ESOP had been allocated to the participants in the Plan. Accordingly, effective January 1, 1997, an amendment was adopted which renamed and restated the Plan in its entirety to incorporate a deferred savings plan (401(k) plan) feature. The
  Plan retained the existing ESOP assets and participant accounts.

  The Plan is a qualified defined contribution plan covering all domestic employees who have attained age 21, completed one year of continuous service and who are not members of a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
  (ERISA).

  Key Trust Company of Ohio, N.A. (the "Trustee") serves as the Plan's trustee.

  CONTRIBUTIONS - Contributions made by the participants are limited to the amount allowed by the Internal Revenue Service with a weekly minimum contribution of $5. The Company contributes 50 percent of the first 3 percent of compensation that a participant contributes to the Plan. Employer contributions are made in either cash or the Employer's common stock.

  PARTICIPANT ACCOUNTS - Each participant's account is credited with the
  participant's contribution and allocations of    (a) the Employer's
  contribution and (b) Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on the participant's selected investment mix.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

  INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options; however, a participant may not elect to invest more than 25 percent of their contribution in The Davey Tree Expert Company Stock Fund.

     PRISM MONEY MARKET FUND - Based on the prospectus, funds are invested in high-grade money market instruments.

     VICTORY INTERMEDIATE INCOME FUND - Based on the prospectus, funds are invested in bonds issued by corporations and obligations of the U.S.
     Government and its agencies or instrumentalities.

     EMPLOYEE BENEFITS EQUITY INDEX FUND - Based on the prospectus, funds are invested in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.
1.   DESCRIPTION OF THE PLAN (Continued)

     FRANKLIN SMALL CAP GROWTH FUND - Based on the prospectus, funds are invested in common stocks of small and medium sized companies.

     FRANKLIN MUTUAL DISCOVERY FUND - Based on the prospectus, funds are invested in common and preferred stocks, debt securities and convertible securities of small sized companies. Approximately 50 percent of the funds are invested in foreign investments.

     TEMPLETON GROWTH FUND - Based on the prospectus, funds are invested in common stocks and debt obligations of companies and governments in the U.S.
     and abroad.

     THE DAVEY TREE EXPERT COMPANY STOCK FUND - Funds are invested in common stock of The Davey Tree Expert Company and can be temporarily invested in the EB Money Market Fund.

  Participants may change their investment options quarterly.

  PAYMENT OF BENEFITS - Participants who terminate may elect to receive distributions of vested benefits either in the form of cash or common shares of the Company. Shares are to be distributed in a lump-sum whereas, at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not exceeding either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Employer.

  FORFEITED ACCOUNTS - During the years ended December 31, 1998 and 1997, forfeited nonvested amounts totaled $165,408 and $7,735, respectively. These amounts are used to reduce future Employer contributions.

  VOTING RIGHTS - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

  ESOP - The ESOP was a non-contributory defined contribution plan, the assets of which were invested in common shares of the Employer. Participation and vesting requirements were the same as those of the Plan.

  The ESOP was funded solely by the Employer's contributions to the ESOP in such an amount, if any, as determined by the Employer's Board of Directors.
  During the period that the debt under the loan agreement was outstanding, the Employer, as guarantor, agreed to make contributions to the ESOP which would be sufficient, along with all dividends and other earnings of the ESOP, to enable the Trustee to make payments of the principal and interest due under the loan agreement.

  Allocations of the Employer's common shares were made to participants' accounts as of the Plan's year-end. The number of shares released from collateral and available for allocation was determined by dividing the sum of the current year loan principal and interest payments by the sum of the current and future years principal and interest payments. As of December 31, 1996, all 2,880,000 shares had been released from collateral. Of the 2,880,000 shares released, 242,795 shares have been distributed to participants and 1,010,090 shares have been sold to the Employer primarily to fund cash distributions to terminated participants through December 31, 1996.
  The remaining 1,627,115 shares were allocated to the participants at a current value of $18.20 per share or $29,613,493 ($1,525,420 at cost) at December 31, 1996.

  Allocations of shares were made to participants based on the ratio of each participant's W-2 earnings to the earnings of all participants, subject to certain limitations as defined by the ESOP. Participant forfeited nonvested accounts were allocated in the same manner among the remaining eligible participants and former participants.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

  Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective funds are stated at fair value as measured by Key Asset Management, Inc., an affiliate of the Trustee, based on the fair market value of the underlying investments of each collective fund. The fair value of the Employer's common stock is based upon a common stock valuation performed by an independent stock valuation firm.

  Purchases and sales of securities are recorded on a trade-date basis.
  Interest and dividend income is recorded on the accrual basis.

  PAYMENT OF BENEFITS - Benefits are recorded when paid.

  ADMINISTRATIVE EXPENSES - Costs of administering the Plan are paid by the Employer, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

  USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

  RECLASSIFICATIONS - Reclassifications have been made to the prior-years financial statements to conform to the current year presentation..


3.RELATED PARTY TRANSACTIONS

  Certain plan investments are shares of investment funds managed by Key Trust
  Company. Key Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid to the Trustee by the Plan amount to $48,614 and $20,785 for the years ended December 31, 1998 and 1997, respectively.


4.   TERMINATION OF THE PLAN

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


5.   TAX STATUS OF THE PLAN

  The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1998 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


                                   * * * * * *
THE DAVEY 401KSOP AND ESOP

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------
----




 (a)         (b)                           (c)                            (d)                (e)

     IDENTITY OF ISSUER, BORROWER,                                      CURRENT
     LESSOR OR SIMILAR PARTY                                   DESCRIPTION OF INVESTMENT     COST   VALUE
     -------------------------------------------------------------   --------------     --------------


 *   Key Trust Company of Ohio, N.A.                                  Prism
Money Market Fund -
                                   16,127 units                       $  184,819          $  193,158

 *   Key Trust Company of Ohio, N.A.              Victory Intermediate Income
                                   Fund - 18,875 units                   182,145             184,594

 *   Key Trust Company of Ohio, N.A.              Employee Benefits Equity Index
                                   Fund - 1,562 units                    615,669             765,842

 *   Key Trust Company of Ohio, N.A.              Employee Benefits Money
                                   Market Fund - 423,597 units           423,597             423,597

     Franklin Templeton            Franklin Small Cap Growth Fund -
                                   25,608 shares                         570,429             577,975

     Franklin Templeton            Mutual Discovery Fund -
                                   22,427 shares                         428,970             385,524

     Franklin Templeton            Templeton Growth Fund -
                                   28,897 shares                         561,381             473,050

 *   The Davey Tree Expert Company 1,488,726 Common Shares             2,013,943          47,639,232
                                                                                          ------------

                                                                                          $50,642,972
                                                                                          ============


 * Represents a party-in-interest.



THE DAVEY 401KSOP AND ESOP
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
----




   (a)           (b)            (c)          (d)        (e)         (f)             (g)              (h)             (i)



                                                                                                CURRENT VALUE
 IDENTITY                                                         EXPENSE                        OF ASSET ON
    OF       DESCRIPTION     PURCHASE      SELLING     LEASE      INCURRED                       TRANSACTION     NET GAIN OR
  PARTY        OF ASSET        PRICE        PRICE      RENTA        WITH          COST OF           DATE           (LOSS)
 INVOLVED                    ---------    ---------      L      TRANS
